Exhibit (a)(5)(xxvi)

JEFF S. WESTERMAN (SBN 94559)
MILBERG LLP
One California Plaza
300 South Grand Avenue, Suite 3900
Los Angeles, California 90071
Telephone: (213) 617-1200
Facsimile: (213) 617-1975
E-mail: jwesterman@milberg.com

MILBERG LLP ANITA KARTALOPOULOS One Pennsylvania Plaza, 49th Floor New York, NY 10119 Telephone: (212) 594-5300 Facsimile: (212) 868-1229 E-mail: akartalopoulos@milberg.com
Attorneys for Plaintiff
SUPERIOR COURT OF THE STATE OF CALIFORNIA
FOR THE COUNTY OF SAN MATEO

FAXED
NEW JERSEY LABORERS PENSION	)	Case No. CIV 475477
FUND AND NEW JERSEY LABORERS	)
ANNUITY FUND, on Behalf of	)	CLASS ACTION
Themselves and All Others Similarly	)
Situated,	)	COMPLAINT FOR BREACH OF
	)	FIDUCIARY DUTIES
Plaintiff,	)
v.	)
HERBERT W. BOYER, PH.D., WILLIAM M. BURNS, ERICH HUNZIKER, PH.D., JONATHAN K.C. KNOWLES, ARTHUR D. LEVINSON, PH.D., DEBRA L. REED, CHARLES A. SANDERS, M.D., GENENTECH, INC., ROCHE HOLDINGS, INC. AND ROCHE HOLDING LTD,
	) ) ) ) ) ) ) )	JURY TRIAL DEMANDED
)
Defendants.	)

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     Plaintiffs, New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund, (“Plaintiffs” or the “New Jersey Funds”) by their attorneys, for their complaint against Defendants, allege upon personal knowledge as to themselves and their own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as press releases and newspaper articles, as to all other matters, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action on behalf of Plaintiffs and other public shareholders of Genentech, Inc. (“Genentech” or the “Company”) common stock against Genentech, its directors and the Company’s majority shareholder, Roche Holdings, Inc. (“Roche Inc.”), a wholly owned subsidiary of Roche Holding, Ltd. (“Roche Ltd.”) to enjoin Defendants from causing the Company to be acquired by Roche for inadequate consideration and under circumstances unfair to public Genentech shareholders (the “Proposed Buyout”).
JURISDICTION AND VENUE
     2. This Court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.
     3. This Court has jurisdiction over the defendants in this action because Genentech is headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Furthermore, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State. Finally, many of the individual defendants already reside in California.
     4. Venue lies in this Court because Genentech’s principal place of business is located in South San Francisco, California within San Mateo County, and defendants’ wrongful acts occurred in substantial part in or were directed toward San Mateo County. Venue is also
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

proper in this Court because many of those affected by defendants’ wrongful conduct reside in this County, and many of the potential witnesses reside or work in this County.
     5. This action challenges the internal affairs or governance of Genentech and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
THE PARTIES
     6. Plaintiffs, the New Jersey Funds, are owners of shares of Genentech’s common stock and have been owners of such shares at all relevant times, including prior to the announcement of the Proposed Acquisition, and will continue to hold their Genentech shares through the pendency of this action.
     7. Defendant Genentech is a publicly traded corporation with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080-4990. Genentech is publicly traded on the New York Stock Exchange under the symbol “DNA,” and has approximately 11,200 employees working at its facilities throughout the world including in Vacaville, California and Oceanside, California. Genentech is a biotechnology company that develops, manufactures and commercializes pharmaceutical products for a variety of medical conditions, including its blockbuster products for cancer such as Avastin, Herceptin, Rituxan, and Tarceva, to name a few. In 2007, the Company reported revenues of $11.724 billion. As of April 30, 2008, the Company had 1.05 billion shares of Genentech common stock outstanding.
     8. Defendant Herbert W. Boyer (“Boyer”) has served as a director of the Company since 1976. Boyer is a co-founder of Genentech and is currently retired, though he served as the Company’s Vice President from 1976 to 1991. Boyer is a member of the Board’s Audit, Compensation, Corporate Governance, Nominations and Executive Committees. This Court has jurisdiction over Boyer because Genentech is headquartered in California and many of Boyer’s actions challenged in this Complaint occurred in this State.
     9. Defendant William M. Burns (“Burns”) has served as a director of the Company since 2004. Burns was designated to the Company’s board by Roche, where he has worked since
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

1986. Burns concurrently serves as a member of the Roche Executive Committee and CEO of Roche’s Pharmaceuticals Division. Burns is a member of the Board’s Compensation, Corporate Governance, Nominations and Executive Committees. This Court has jurisdiction over Burns because Genentech is headquartered in California and many of Burns’ actions challenged in this Complaint occurred in this State.
     10. Defendant Erich Hunziker, Ph.D. (“Hunziker”) has served as a director of the Company since 2004. Hunziker was designated to the Company’s board by Roche and concurrently serves as a member of the Roche Executive Committee and Roche’s Chief Financial Officer. Hunziker is a member of the Board’s Compensation, Nominations and Corporate Governance Committees. This Court has jurisdiction over Hunziker because Genentech is headquartered in California and many of Hunziker’s actions challenged in this Complaint occurred in this State.
     11. Defendant Jonathan K.C. Knowles, Ph.D. (“Knowles”) has served as a director of the Company since 1998. Knowles was designated to the Company’s board by Roche, where he has worked since as least 1997. Knowles concurrently serves as a member of the Roche Executive Committee and Head of Group Research at Roche. Knowles is a member of the Board’s Compensation and Corporate Governance Committees. This Court has jurisdiction over Knowles because Genentech is headquartered in California and many of Knowles’ actions challenged in this Complaint occurred in this State.
     12. Defendant Arthur D. Levinson, Ph.D. (“Levinson”) has served as a director of the Company since 1995. Dr. Levinson is also Chairman of the Company’s board of directors, a member of the Executive Committee, and Chief Executive Officer of the Company. This Court has jurisdiction over Levinson because Genentech is headquartered in California and many of Levinson’s actions challenged in this Complaint occurred in this State.
     13. Defendant Debra L. Reed (“Reed”) has served as a director of the Company since 2005. Reed is a member of the Board’s Audit, Compensation and Corporate Governance
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

Committees. This Court has jurisdiction over Reed because Genentech is headquartered in California and many of Reed’s actions challenged in this Complaint occurred in this State.
     14. Defendant Charles A. Sanders, M.D. (“Sanders”) has served as a director of the Company since 1999. Sanders also serves as the Company’s lead director and is a member of the Board’s Audit, Compensation and Corporate Governance Committees. This Court has jurisdiction over Sanders because Genentech is headquartered in California and many of Sanders’ actions challenged in this Complaint occurred in this State.
     15. Defendant Roche Inc. is a majority shareholder of Genentech owning 55.9% of the Company stock, and as such owes fiduciary duties to the Company and its public shareholders. Roche Inc. is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business at One Commerce Center, Suite 1050, 1201 N. Orange Street, Wilmington, Delaware 19801. It also operates Roche Palo Alto, a major facility located in Palo Alto, California. Roche Inc. is also an indirect and wholly-owned subsidiary of Roche Ltd. Pursuant to agreements with Genentech, Roche has designated three of the seven directors of Genentech. In addition, Roche, Inc. effectively controls the process of who is elected to the Company’s board because a majority of the members of the Company’s Nominations Committee are Roche Inc.’s designees. This Court has jurisdiction over Roche Inc. because many of Roche Inc.’s actions challenged in this Complaint were directed at this State.
     16. Defendant Roche Ltd. is a foreign corporation located in Basel, Switzerland. According to its press statements, Roche Ltd. is one of the world’s leading research-focused healthcare groups in the fields of Pharmaceuticals and diagnostics. Roche Ltd. fully owns 100% of Roche Inc., which in turn is a majority shareholder of Genentech. As such Roche Ltd. owes fiduciary duties to the Company and its public shareholders. This Court has jurisdiction over Roche Ltd. because many of Roche Ltd.’s actions challenged in this Complaint were directed at this State.
     17. Unless otherwise noted, the defendants identified in paragraphs 7 through 16 are hereinafter referred to collectively as “Defendants.”
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     18. The defendants identified in paragraphs 8 through 14 collectively constitute the entirety of the Company’s board of directors. These seven individuals are hereinafter referred to collectively as the “Individual Defendants” or the “Director Defendants.” As members of the Board these Defendants are in a fiduciary relationship with Plaintiffs and all other public shareholders of Genentech and owe them the highest obligations of due care, loyalty, good faith and candor.
     19. The defendants identified in paragraphs 15 through 16 are hereinafter referred to collectively as “Roche.”
THE DEFENDANTS’ FIDUCIARY DUTIES
     20. Under applicable common law, the directors and majority shareholders of a publicly held company such as Genentech have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director and/or majority shareholder has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him/her/it and the stockholders of the corporation, the burden is upon the director or majority shareholder to show that the transaction has been fair, open and handled in the utmost good faith.
     21. As alleged in detail below, Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to Genentech’s public shareholders by acting to cause or facilitate the Proposed Buyout because it is not in the best interests of those shareholders, but is in the best interests of Roche who will obtain the Company “on the cheap” and without adequate compensation to Genentech’s public shareholders.
     22. Because Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Proposed Buyout, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

CLASS ACTION ALLEGATIONS
     23. Plaintiffs bring this action as a class action pursuant to California Code of Civil Procedure § 382 on behalf of themselves and all other shareholders of the Company except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).
     24. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Plaintiffs, and can be ascertained only through appropriate discovery, Plaintiffs believe there are many hundreds, if not thousands, of Class members. Genentech had approximately 1.05 billion shares of common stock outstanding as of April 30, 2008.
     25. Plaintiffs’ claims are typical of the claims of the Class, since Plaintiffs and the other members of the Class have and will sustain harm arising out of Defendants’ breaches of their fiduciary duties. Plaintiffs do not have any interests that are adverse or antagonistic to those of the Class. Plaintiffs will fairly and adequately protect the interests of the Class. Plaintiffs are committed to the vigorous prosecution of this action and have retained counsel competent and experienced in this type of litigation.
     26. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:
          (a) Defendants have and are breaching their fiduciary duties to the detriment of Genentech shareholders;
          (b) with respect to majority shareholder Defendant Roche, whether it has engaged, and is continuing to engage, in a plan and scheme to benefit Roche at the expense of the Class members;
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

          (c) the agreement between Roche and Genentech for the appraisal and conveyance of Genentech’s outstanding stock to Roche, regardless of approval by the minority shareholders is lawful and valid;
          (d) the forced sale agreement prevents the Class from receiving full value for their shares;
          (e) the Proposed Buyout is entirely fair to the members of the Class;
          (f) Defendants have disclosed all material facts in connection with the Proposed Buyout;
          (g) Plaintiffs and the Class are entitled to an injunction and other equitable relief; and
          (h) Plaintiffs and the Class will be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein, and the extent to which they have sustained damages, and the proper measure of those damages.
     27. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiffs anticipate no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for Defendants.
SUBSTANTIVE ALLEGATIONS
     28. On July 14, 2008, the Company announced that its second-quarter GAAP net income for 2008 had risen by 5% over the previous year from $747 million in the second quarter of 2007 to $782 million, while its GAAP operating revenue grew by 8% from $3.0 billion to $3.2 billion. As a result, the Company revised its earnings forecast for full-year 2008 non-GAAP
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

earnings upward to be in the range of $3.40 to $3.50 per share, from $3.35 to $3.45 per share from its previous forecast.
     29. On July 21, 2008, shortly after the July 14, 2008 earnings announcement, the Company announced that it had received a proposal from Defendant Roche to acquire all of the outstanding shares of Genentech stock not owned by Roche at a price of $89.00 in cash per share. That offer price per share represented a one-day price premium of 8.8% to Genentech’s closing price of $81.82 on July 18, 2008.
The Board of Directors at Genentech Is Clearly Conflicted
by Its Close Relationships with Roche and
Roche’s Undue Influence Over Each Member of the Board
     30. There are apparent conflicts of interests among the Board members whether due to their relationship to Roche, the acquiring company, or due to personal financial incentives they receive from the Company.
     31. According to the Company’s Proxy dated March 12, 2008 (“Proxy”):
          (a) The majority of the directors on Genentech’s Board and its committees, including the Compensation, Corporate Governance, and Nominations Committees of the Company’s Board “are not independent under the criteria for independence established under the NYSE corporate governance listing standards.” Proxy at p. 14. As such the Company must rely upon NYSE’s “controlled company” exemption from compliance with such NYSE listing standards.
          (b) In 2007 Director and CEO Defendant Levinson received total compensation of approximately $18.211 million, including a salary of $995,000, approximately $14.08 million in option awards, $2.75 million in non-equity incentive plan compensation, and “Other Compensation” worth $411,061;
          (c) Defendant Boyer received 2007 compensation totaling $386,976, including $76,500 in cash and $310,476 in option awards;
          (d) Defendant Reed received 2007 compensation totaling $392,476, including $82,000 in cash and $310,476 in option awards; and
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

          (e) Defendant Sanders received 2007 compensation totaling $387,976, including $77,500 in cash and $310,476 in option awards.
          (f) Although Defendants Boyer, Reed and Sanders are listed as “independent directors,” this designation is also tainted as Roche controls the Nominations Committee which selects and approves any new board members, thus creating a significant conflict of interests.
     32. As further evidence of Director Defendant Levinson’s close allegiance to Roche, he also gave a presentation to the Roche shareholders at the Roche Holding Ltd. Annual General Meeting of the Shareholders in Basel, Switzerland on March 5, 2007, commenting on the close relations between Roche and Genentech, stating, “Genentech and Roche have a unique relationship built to leverage each company’s strengths.”
     33. The three members of Genentech’s Board directly designated by Roche declined compensation from Genentech due to their affiliations with Roche; however, they are generously compensated by Roche. According to Bloomberg:
          (a) Defendant Burns received 2006 compensation from Roche totaling 2.875 million Swiss francs, including a salary of 1,875,000 Swiss francs and 1,000,000 Swiss francs in bonus awards; 1
          (b) Defendant Knowles received 2006 compensation from Roche totaling 1.995 million Swiss francs, including a salary of 1,325,000 Swiss francs and 670,000 Swiss francs in bonus awards; and
          (c) Defendant Hunziker received 2006 compensation from Roche totaling 2.9 million Swiss francs, including a salary of 1,900,000 Swiss francs and 1,000,000 Swiss francs in bonus awards.

[1]	According to Bloomberg, one U.S. dollar is the equivalent of 1.034 Swiss francs based on cross currency exchange rates on July 28, 2008.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

Roche Controls Genentech Through Its Ownership of a Majority of Genentech’s
Outstanding Shares and Its Designation and/Or Its Required Approval of the Members of
Genentech’s Board of Directors
     34. Roche acquired a majority interest in Genentech in 1990 and currently owns 55.9% of all Genentech’s outstanding shares.
     35. Under the Company’s bylaws, Roche is entitled to representation on the Company’s Board of Directors proportional to its ownership interest in the Company’s Common Stock. The Company’s board consists of three members nominated by Roche. In addition, a majority of the members of the Company’s Nominations Committee must approve the nomination of any person, not designated by Roche, to be a Company’s director. Proxy at p. 5. Thus, given that the majority of the members of the Company’s Nominations Committee are also Roche’s designees to the Company’s board (Director-Defendants Burns and Hunziker), Roche effectively controls the process of who becomes a member of the Company’s board of directors.
     36. Further, pursuant to an agreement with Roche, the Company’s board may not, among other things, approve a sale of the Company without the prior approval of the Roche directors demonstrating the extreme bias towards the handling of the Proposed Buyout. Proxy at p. 5.
     37. Genentech has a July 1999 Amended and Restated Licensing and Marketing Agreement with Roche’s subsidiary, F. Hoffmann-La Roche Ltd. (“Hoffmann-La Roche”) and its affiliates granting Hoffmann-La Roche an option to license, use and sell the Company’s products in non-U.S. markets. Proxy at p. 7.
     38. The Company also has a research collaboration agreement with Hoffmann-La Roche, entered into in April 2004, by which the companies may agree to conduct and share in the costs of joint research on certain molecules. The agreement further outlines how development and commercialization efforts will be coordinated with respect to select molecules, including the financial provisions for a number of different development and commercialization scenarios undertaken by either or both parties. Proxy at p. 9.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     39. Genentech also signed two new product supply agreements with Hoffmann-La Roche and its affiliates, in July 2006, both of which were amended in November 2007. Proxy at p. 9.
     40. In 2007, Genentech’s agreements and arrangements with Roche, Hoffmann-La Roche and its affiliates, earned contract revenues of $95 million, including amounts earned related to ongoing development activities after option exercise dates. All other revenues from Roche, Hoffmann-La Roche and its affiliates totaled $1.985 billion, principally from royalties and products sales. Proxy at p. 43.
     41. Roche’s current attempt to buy out the Company to maximize its own financial interests at an inadequate price is a blatant attempt by Roche to unfairly enrich itself at the expense of the Company’s public shareholders to which it owes fiduciary duties.
The Agreement Between Roche and Genentech Which
Requires Minority Shareholders to Sell Their Genentech Stock To Roche
If An Offer Is Brought To a Vote By the Board Is Grossly Unfair
     42. Another unfair aspect relating to the Proposed Buyout, deals with a built-in mechanism that guarantees that any proposed merger may go forward. Due to an agreement between Roche and Genentech, which basically requires that even if a “favorable vote” is not obtained by the public shareholders of Genentech stock to approve a proposed merger of the Company and Roche or its affiliates, Genentech public shareholders would be required to sell their Company stock to Roche even if they would prefer to maintain their investment. In that case the merger could still proceed with the value of the consideration being determined by two investment banks. Proxy at p. 6. This agreement is grossly unfair and limits the Class members’ prospects for receiving maximum value for their Genentech shares.
Genentech Is Extremely Profitable With
Significant Potential for Long Term Growth
     43. According to public sources, Genentech is an “extremely profitable” company because several of Genentech’s products have near-monopoly positions in their respective markets and thus they command very high prices. Roche has also become increasingly
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

dependent on Genentech’s stable of cancer drugs for both sales and profits in recent years. Indeed, drugs developed by Genentech contributed nearly a third of Roche’s total sales of 46.1 billion Swiss francs, or about $45 billion U.S. dollars, in 2007 and, in the six months to June 30, 2008, Genentech contributed nearly a third to Roche’s prescription drug sales of 17.26 billion Swiss francs ($16.89 billion). In fact, Roche already consolidates 40% of Genentech sales revenues in its financial statements.
     44. Further, demand for both of Genentech’s top two cancer drugs, Rituxan and Avastin, is very high. Roche’s current relationship with Genentech gives Roche an advantage in marketing any newly approved Genentech drug outside the United States. However, this agreement is set to expire in 2015 at which point Genentech would be free to offer newly approved compounds to other partners. According to public sources, keeping those potentially lucrative future compounds in its pocket may largely explain why Roche has decided to acquire Genentech at this time.
Roche Offers to Acquire the Outstanding Shares of
Genentech That It Doesn’t Already Own At An Inadequate Price
     45. Recognizing Genentech’s potential for greater growth, on July 21, 2008, Roche announced that it has proposed to acquire the outstanding publicly held interest in Genentech for $89.00 per share in cash, or a total payment of approximately $43.7 billion to equity holders of Genentech other than Roche. The offer represents a one-day premium of 8.8% to Genentech’s closing price of $81.82 on July 18, 2008. Roche also indicated that it expects the combination to generate annual pre-tax cost synergies of approximately $750 to $850 million.
Analysts Concur that the Price Roche Offered to Pay for Genentech
“Substantially Undervalues” Genentech’s Pipeline
     46. Analysts concur that the $89.00 per share offered by Roche “substantially undervalues” Genentech. Indeed, JPMorgan analyst Geoffrey Meacham in a research note to investors opines:
In our view, the financial/operational synergies are clear ... That said, we believe the offer substantially undervalues Genentech’s pipeline, particularly the Avastin
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

opportunity for adjuvant colon as well as breast, prostate and [non-small cell lung cancer].
     47. Research analyst Jay Markowitz of T. Rowe Price Associates, which owns about 16.5 million Genentech shares, stated, “I think the market is telling you that they view the offer as an inadequate reflection of Genentech’s value.” Markowitz cited Swiss pharmaceutical giant Novartis AG’s 2006 acquisition of Chiron as precedent, and noted that the acquirer Novartis, which already held a 42 percent stake in the San Diego-based company, eventually raised its bid after independent directors at the target company rejected initial overtures as too low.
     48. Bernstein Research analyst Geoffrey Porges said, “[w]e believe this offer substantially undervalues Genentech,” noting that he valued Genentech at $95 a share, excluding key opportunities including potential use of Avastin in cancer patients who have undergone surgery to remove their tumors, from his appraisal value.
     49. In addition, Lehman Brothers analyst Jim Birchenough said that comparable deals support a Genentech counterproposal of $120 a share; while BMO Capital Markets analyst Jason Zhang calculated a fair price to be “[a] multiple of 10 times revenue” or $118 per share for Genentech.
     50. According to sources, this offer from the Swiss company comes at a time when the weak U.S. dollar makes American assets cheaper for foreigners.
     51. Indeed, market actions following the announcement of the Proposed Buyout have supported the position that the Company is worth far more than the price offered by Roche. Immediately following the announcement of the Proposed Buyout, share prices for Genentech stock rose approximately 15% to close above the offer price at $93.88.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
Against the Individual Defendants and Roche
     52. Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.
     53. As set forth herein, the Company and the Individual Defendants and Roche have violated their fiduciary duties of care, loyalty, candor and independence owed to the public
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

shareholders of Genentech and have put their personal interests and the interests of Roche ahead of the interests of Genentech shareholders and without regard to the maximization of shareholder value.
     54. Recognizing the Company’s potential for growth, the Company’s majority shareholder has determined to deny the Company’s public shareholders the opportunity to obtain fair value for their equity interest by proposing a transaction at an inadequate premium.
     55. The consideration of $89.00 per share to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the Company’s stock is materially in excess of the $89.00 per share that Roche has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) the $89.00 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Roche to “cap” the market price of the Company and obtain its assets and businesses at the lowest possible price.
     56. The Proposed Buyout is an attempt by Roche to aggrandize itself at the expense of the Company’s public stockholders. The Proposed Buyout will, for inadequate consideration, deny Plaintiffs and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Roche to benefit wrongfully from the transaction.
     57. Given Roche’s stock ownership of the Company and its representation on the Board of Directors, it is able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the Company’s public shareholders in a transaction which benefits Roche at the expense of the Company’s public shareholders.
     58. Although the Company has announced that it has created a special committee composed of Directors Sanders, Boyer and Reed to review Roche’s proposal, as a practical matter, these directors are unable to render an unbiased judgment on the Proposed Buyout given
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

that they are beholden to Roche for their position on Genentech’s board and the attendant perquisites.
     59. Because of the stock ownership of the Company by Roche and the Company’s existing agreement with Roche pursuant to which Roche’s approval is needed for any potential sale of the Company, no third party, as a practical matter, can attempt any competing bid for the Company as the success of any such bid would require the consent and cooperation of Roche.
     60. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as part of a common plan, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in Genentech.
     61. The Individual Defendants have violated their fiduciary duties by inducing Roche to attempt to deprive Genentech’s shareholders of their Company shares without regard to the fairness of the transaction to Genentech’s shareholders.
     62. As demonstrated by the allegations above, the Individual Defendants have failed to exercise due care, and breached their duties of loyalties, good faith, candor and independence owed to Genentech shareholders because, among other reasons, the Individual Defendants and Roche dominate and control the business and corporate affairs of Genentech, and are privy to and in possession of confidential corporate information concerning Genentech’s assets, business and future prospects, and as such an imbalance and disparity of knowledge and economic power exists between them and the public shareholders of Genentech which makes it inherently unfair for them to pursue any transaction wherein they or any third party, such as Roche, will reap disproportionate benefits to the exclusion of maximizing shareholder value.
     63. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and other Class members.
     64. As a result of the actions of Defendants, Plaintiffs and the Class will suffer irreparable injury in that they will be prevented from obtaining a fair price for their common stock.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     65. Unless enjoined by this Court, the Company, the Individual Defendants, and Roche will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, will not engage in arm’s length negotiations, will continue to conceal material information possessed by Defendants from Genentech’s public shareholders, and will in all likelihood consummate the Proposed Buyout to the irreparable harm of Plaintiffs and the other members of the Class.
     66. Plaintiffs and the other members of the Class will suffer irreparable injury unless Defendants are enjoined from breaching their fiduciary duties to the Company’s public shareholders in a proposed transaction which will benefit Roche at the expense of the public shareholders.
     67. Plaintiffs and the members of the Class have no adequate remedy at law.
SECOND CAUSE OF ACTION
Claim for Aiding and Abetting Breach of Fiduciary Duties
Against Defendants Genentech and Roche
     68. Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.
     69. As set forth herein, Defendants Genentech and Roche are sued as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board, and Roche, as the controlling and dominating shareholder of Genentech.
     70. The Individual Defendants breached their fiduciary duties of loyalty and due care to Genentech shareholders by failing to:
          (a) act in the best interests of Genentech public shareholders;
          (b) maximize shareholder value; and
          (c) act in accordance with their fundamental duties of due care and loyalty.
     71. Such breaches of fiduciary duties owed to the public shareholders of Genentech could not and would not have occurred but for the conduct of Defendants Genentech and Roche, who aided and abetted such breaches with respect to the imminent sale of Genentech to Roche.
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     72. Defendants Genentech and Roche had knowledge that they were aiding and abetting the Individual Defendants’ and Roche’s breaches of fiduciary duties to Genentech shareholders.
     73. Defendants Genentech and Roche rendered substantial assistance to the Individual Defendants’ and Roche’s breach of their fiduciary duties to Genentech shareholders.
     74. As a result of the unlawful actions by Defendants Genentech and Roche, Plaintiffs and other members of the Class will be irreparably harmed in that they will not receive fair value for their investments in Genentech’s assets and business and will be prevented from obtaining the true economic value of their equity ownership in the Company.
     75. Unless their actions are enjoined by this Court, Defendants Genentech and Roche will continue to aid and abet the Individual Defendants’ and Roche’s breach of fiduciary duties owed to Plaintiffs and the Class, to the irreparable harm of Plaintiffs and the other members of the Class.
     76. Plaintiffs and the members of the Class have no adequate remedy at law.
PRAYER
     WHEREFORE, Plaintiffs demand judgment as follows:
     A. Determining that this action is a proper class action, and that Plaintiffs are proper class representatives;
     B. Declaring that Defendants have breached their fiduciary duties to Plaintiffs and the Class and/or aided and abetted such breaches;
     C. Enjoining the Proposed Buyout unless and until the Company adopts and implements an independent procedure or process to obtain the highest possible price for shareholders and/or providing such other equitable relief as may be appropriate;
     D. Directing the Individual Defendants and Roche to exercise their fiduciary duties to obtain a transaction which is in the best interests of Genentech’s public shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

     E. Awarding Plaintiffs and the Class compensatory and/or rescissory damages as allowed by law;
     F. Awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and
     G. Granting such other relief as the Court may find just and proper.
DEMAND FOR JURY TRIAL
     Plaintiffs hereby demand a trial by jury.

DATED: August 7, 2008	MILBERG LLP JEFF S. WESTERMAN
/s/ Jeff S. Westerman
JEFF S. WESTERMAN
One California Plaza
300 S. Grand Avenue, Suite 3900
Los Angeles, CA 90071
Telephone: (213) 617-1200
Facsimile: (213) 617-1975
E-mail: jwesterman@milberg.com

MILBERG LLP
ANITA KARTALOPOULOS
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229
E-mail: akartalopoulos@milberg.com
(Pro Hac Vice Admission to be submitted)

Attorneys for Plaintiffs
New Jersey Laborers Pension Fund and
New Jersey Laborers Annuity Fund

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES